FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: C21 INVESTMENTS INC.           (the "Issuer").

Trading Symbol:  CXXI

Date: February 10, 2022

1. New Options Granted:

Date of Grant: February 10, 2022

Name of Optionee	Position (Director/officer/ employee/consultant)	Insider Yes or No?	No. of Optioned shares	Exercise Price	Expiry Date	Options granted in the last 12 months
Bruce Macdonald	Chairman	Yes	200,000	$ 0.70	Feb 10 2025	Nil
CB1 Capital Advisors	Consultant	No	200,000	$ 0.70	Feb 10 2025	Nil
Michael Kidd	CFO, Director	Yes	200,000	$ 0.70	Feb 10 2025	Nil

Total Number of optioned shares proposed for acceptance			600,000

2. Other Presently Outstanding Options:

No. of optioned shares	Exercise Price	Original date of grant	Expiry date
150,000	$ 0.70	Jan 28, 2021	Jan 28, 2024
3,905,000	$ 0.70	Aug 17, 2020	Aug 17, 2023
100,000	$ 0.80	Jan 24, 2020	Jan 24, 2023
500,000	$ 1.00	Oct 10, 2019	Oct 10, 2024
500,000	$ 1.38	Oct 10, 2019	Oct 10, 2022

(1)  Set out number of optioned shares for each grant with different terms.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT October 2019 Page 1

3. Additional Information

 (a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. N/A

 (b) State the date of the news release announcing the grant of options. N/A

 (c) State the total issued and outstanding share capital at the date of grant or amendment. 120,047,814

 (d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 4.8%

 (e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan: 6,249,781

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT October 2019 Page 2

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated:  February 10, 2022

SIGNED: "Michael Kidd"
Michael Kidd, CFO, Secretary,
Director

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT October 2019 Page 3